Filed pursuant to Rule 433

August 25, 2010

Relating to

Preliminary Pricing Supplement dated August 25, 2010 to

Prospectus Supplement dated January 21, 2010 to

Prospectus dated April 24, 2009

Registration Statement No. 333-158762

$300,000,000

Kimco Realty Corporation

Series E Medium-Term Notes

Due Nine Months or More

From Date of Issue

4.300% Notes due 2018

FINAL TERM SHEET

Issuer:	Kimco Realty Corporation

Size:	$300,000,000

Security Type:	Senior Unsecured Notes

Maturity:	February 1, 2018

Coupon:	4.300%

Price to Public:	99.652%, plus accrued interest, if any, from September 3, 2010

Yield to Maturity:	4.356%

Spread to Benchmark Treasury	2.400% (240 basis points)

Benchmark Treasury:	2.375% due July 31, 2017

Benchmark Treasury Price and Yield:	102-22+; 1.956%

Proceeds (Before Expenses) to Issuer:	$297,081,000

Interest Payment Dates:	Each February 1 and August 1, commencing on February 1, 2011

Redemption Provisions:

The Company may redeem all or a portion of the notes at any time and from time to time prior to maturity as set forth below. Prior to November 1, 2017, the Company may redeem such notes at a redemption price equal to the greater of:

•

100% of the aggregate principal amount of such notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date; and

•

the sum, as determined by an Independent Investment Banker, of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (exclusive of any interest accrued to, but excluding, the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

On or after November 1, 2017, the Company may redeem the notes, at any time in whole or from time to time in part, at the Company’s election, at a redemption price equal to the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date.

Make-whole call:	T+40

Trade Date:	August 25, 2010

Settlement Date:	September 3, 2010

Denominations:	The notes will be issued in minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

CUSIP:	49446X AA4

Expected Ratings (Moody’s/S&P/Fitch):	Baal (negative) / BBB+ (stable) / BBB+ (stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc.

Co-Managers:	Barclays Capital Inc., BNY Mellon Capital Markets, LLC, Mitsubishi UFJ Securities (USA), Inc., RBS Securities Inc., Scotia Capital (USA) Inc.

The Issuer has filed a registration statement (including a prospectus dated April 24, 2009, a prospectus supplement dated January 21, 2010 and a preliminary pricing supplement dated August 25, 2010) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the preliminary pricing supplement if you request it by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407; (ii) Deutsche Bank Securities Inc. toll free at 1-800-503-4611; and (iii) J.P. Morgan Securities Inc. collect at 212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2